Resolution Relating to Woori Finance Holdings’ Dividend Payment

On February 25, 2013, the Board of Directors of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) passed a resolution recommending a cash dividend of KRW 250 per common share. The record date is December 31, 2012.

Key Details

Items	FY 2012
Dividend per common share (KRW)	250

Total dividend amount (KRW)	201,503,335,000

•	The decision to disburse the above dividend is subject to confirmation at the annual general meeting of shareholders of Woori Finance Holdings, which is scheduled to be held on March 22, 2013.

•	In accordance with the Korean Commercial Code, the dividend is expected be disbursed within one month from the date of approval at the annual general meeting of shareholders of Woori Finance Holdings.